# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AMERICAN PUBLIC EDUCATION INC, CIK 0001201792
CUSIP: 02913V103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 111 W CONGRESS STREET, 111 W CONGRESS STREET, CHARLES TOWN, West Virginia (WV), 25414
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001765774-26-000003
Filed by CIK 0001765774

## Reporting persons
- No Street GP LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 647,588; shared voting power 0; sole dispositive power 647,588; shared dispositive power 0; aggregate amount beneficially owned 647,588 (3.5% of the class)

## Item 1. Issuer
Name of issuer: AMERICAN PUBLIC EDUCATION INC
Address of issuer's principal executive offices: 111 W CONGRESS STREET, 111 W CONGRESS STREET, CHARLES TOWN, WEST VIRGINIA, 25414.

## Item 2. Person Filing
Name of person filing: No Street GP LP
Address of principal business office or, if none, residence: 505 Montgomery Street, Suite 1250, San Francisco, CA 94111
Citizenship: No Street GP LP - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
No Street GP LP is filing this Schedule 13G because, as of March 31, 2026, it acted as the investment adviser of one or more investment partnerships or pooled investment vehicles that beneficially hold common units that equal the aggregate amount set forth on page 2 of this Schedule 13G (the "Securities"). As investment adviser, No Street GP LP has been granted the authority to dispose of and vote the Securities. The investment partnerships or pooled investment vehicles have the right to receive (or the power to direct the receipt of) dividends received in connection with ownership of the Securities, and the proceeds from the sale of the Securities.

Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that one or more members, executive officers or employees of No Street GP LP might be deemed a "beneficial owner" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed. Further, any such person and/or other persons associated with the Reporting Person or its affiliates may beneficially own additional securities of the Issuer, which securities are not reflected in this Statement and Reporting Person, its affiliates and such persons expressly disclaim any "group" status or shared investment control with respect to such securities.
Percent of class: The calculation of percentage of beneficial ownership was derived from the Issuer's Annual Report on Schedule 10-K filed with the Securities and Exchange Commission on March 12, 2026, in which the Issuer stated that the number of common stock outstanding as of March 10, 2026 was 18,380,439 shares.
Sole power to vote or to direct the vote: 647,588
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 647,588
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- No Street GP LP: /s/ Mike Moscuzza, Mike Moscuzza - Chief Compliance Officer of No Street GP LP (05/15/2026)